                                                                     Exhibit 12

                        HOMESTEAD VILLAGE INCORPORATED

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (Dollar amounts in thousands)

                                               Year Ended December 31,
                                        ---------------------------------------
                                        1998(1)  1997(1) 1996(1)  1995  1994(1)
                                        -------  ------- ------- ------ -------
Earnings (loss) from continuing
 operations............................ $(3,889) $ 5,771 $ 3,082 $2,851 $  974
Add: Interest expense, net.............  23,190    2,190   5,971  2,958  1,409
                                        -------  ------- ------- ------ ------
Earnings as adjusted...................  19,301    7,961   9,053  5,809  2,383
                                        -------  ------- ------- ------ ------
Fixed charges:
  Interest expense.....................  23,190    2,190   5,971  2,958  1,409
  Capitalized interest.................  25,315   69,747   4,365  2,143  1,039
                                        -------  ------- ------- ------ ------
    Total fixed charges................ $48,505  $71,937 $10,336 $5,101 $2,448
                                        -------  ------- ------- ------ ------
Ratio of earnings to fixed charges.....    0.40     0.11    0.88   1.14   0.97
                                        =======  ======= ======= ====== ======

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(1) Earnings for these periods (years ended December 31, 1998, 1997, 1996 and
    1994) were inadequate to cover fixed charges by $29,204,000, $63,976,000, $1,283,000 and $65,000, respectively.

   For purpose of computing these ratios, "earnings" consist of earnings from operations plus fixed charges other than capitalized interest. "Fixed charges" consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense.